LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

[redacted]

06010510

RECEIVED JAN 25 2006 213 PROCESSING SECTION

BY MAIL

January 13, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of December 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna

Susy H. Horna
Executive Legal Assistant

FEB 01 2006

dlw 1/30

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE STARTS DRILLING AT DESANTIS AND CONTINUES DRILLING AT TIMMINS WEST, ONTARIO

December 8, 2005

Vancouver, BC - **Lake Shore Gold Corp. (LSG-TSX)** announced today that drilling has commenced on the DeSantis Gold Project, located in the Timmins Gold Camp, Ontario. The first phase program will consist of 5,000 metres of drilling, testing both new targets within the southwestern and northern portions of the property as defined by the Company's compilation of historical data; and the mine stratigraphy at depth with the objective of expanding the known resource. One drill is currently in operation and will be followed by a second rig capable of drilling deeper targets underneath the known resource. This drill program is expected to be completed by the end of February 2006.

The Desantis Gold Project has a past history of limited underground mining (1930's and 1940's), accessed by two shafts and 752 metres of underground drifting. Historical resource estimates of 129,000 tonnes at 7.51 grams per tonne gold (cut grade; 34,111 ounces gold or 74,768 ounces gold at 16.44 grams per tonne gold, uncut grade) in the Hydrothermal Zone (above 300 metres) and 72,000 tonnes at 6.49 grams per tonne gold (cut grade; 16,356 ounces) in the Albite Zone between 200 and 365 metres depth have been reported for the Property. These resource estimates for the Desantis Property are historic and the Company is not treating the estimates as a National Instrument 43-101 defined resource. The Company has not completed the work necessary to verify the classification of the resource and as such any historic estimates should not be relied upon.

Gold mineralization on the Property is associated with highly altered mafic and ultramafic volcanic rocks of the Tisdale Group intruded by a mineralized albite porphyry stock. The style and grade of the DeSantis mineralization is consistent with world-class Archean gold deposits in the Timmins Camp, thus the potential to define additional mineralization along strike and to depth of the known mineralization is considered to be excellent.

In February 2005 (see news release dated February 24, 2005) the Company signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property. The Property consists of 22 patented claims and two leased claims covering approximately 665 hectares in Ogden Township, immediately north of the Destor-Porcupine Fault Zone in the western part of the Timmins Gold Camp.

Timmins West Gold Property, Bristol Township

Sectional drilling continues on the Company's Timmins West Gold Property, Bristol Township. Four rigs are currently in operation drilling sections 4450E and 4550E, while a fifth drill continues testing other targets on the Property. It is expected that both sections will be completed early in the new year. All Timmins area drills will be shut down from December 22 to the first week of January 2006.

The exploration programs are being supervised by Dr. Michael J. Byron, P.Geo, the Qualified Person for the Company.

...more

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and no long-term debt.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE ACQUIRES THE SCHUMACHER ESTATE PROPERTY ADJACENT TO THE COMPANY'S VOGEL PROPERTY, TIMMINS, ONTARIO

December 1, 2005

Vancouver, B.C - **Lake Shore Gold Corp. (LSG-TSX)** reports that it has signed a 20 year lease agreement with the Canada Trust Company (surviving trustee of Frederick William Schumacher) to acquire the Schumacher Estate Property located contiguous to and west of Lake Shore's Vogel Property.

Under the terms of the Agreement, Lake Shore will acquire a 100% interest in the mining lease on the Property by making cash payments totaling $150,000, payable over two years, and incurring exploration expenditures of $500,000 over three years. In addition, Lake Shore will pay an advanced annual royalty of $25,000 in years 4-6 and $50,000 in 7-9 years and a production royalty of 2% of net smelter returns.

The Schumacher Estate Property, which consists of one patented lot covering 64 hectares, has seen limited exploration in the past. The focus of past exploration has been on the eastern part of the property where a historic measured and indicated resource of 156,000 tonnes at 5.99 grams gold per tonne has been estimated (estimated by Pentland Firth Ventures Ltd.). This resource, which remains open, represents the western continuation of the immediately adjacent Vogel gold mineralization.

"The acquisition of the Schumacher Estate Property doubles Lake Shore's land position to 1.6 kilometres along the key mineralized horizon hosting the Hoyle Pond, Bell Creek, Owl Creek and Vogel gold deposits" said Brian Booth, President of Lake Shore.

The Vogel Property contains a historic measured and indicated resource estimate of 642,000 tonnes at 12.7 grams gold per tonne located primarily on the west side of the Vogel Property and extends onto the Schumacher Estate Property. (Glencairn's 2003 Annual Report based on ACA Howe's 1999 resource estimate using CIM standards, for Black Hawk Mining Corp.)

The Vogel resource and the Schumacher mineralization occur within the main mine stratigraphy between the Hoyle Pond-Bell Creek-Owl Creek deposits. These current and past producers describe bonanza grade gold mineralization associated with flat veins and northeast structures as one of the highest-grade gold zones mined in the Timmins Camp. The flat vein/northeast structures were not previously targeted on the Vogel Property.

The Company is not treating the historic resource estimates for the Schumacher Estate or Vogel Properties as National Instrument 43-101 defined resources. The Company has not completed the work necessary to verify the classification of the resources and as such any historic estimates should not be relied upon.

The exploration program on the Schumacher Estate Property will be supervised by Dr. Michael J. Byron, P.Geo., the Qualified Person for the Company.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

... more

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

\- 30 -

For more information, please contact:

Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD INTERSECTS NEW HIGH-GRADE GOLD BEARING FLAT VEINS VOGEL GOLD PROJECT, ONTARIO

December 5, 2005

Vancouver, BC - **Lake Shore Gold Corp. (LSG-TSX)** reports results from its Phase 1 diamond drill program on the Company's 100% owned Vogel Property, located in the Timmins Gold Camp, Ontario. Eighteen shallow holes (V-05-01 to 18 for a total of 4,476 metres) were drilled from August to November 2005 to test for the presence of flat veins on the Property, which have not been the focus of any previous drill program yet constitute a very important high-grade gold host within the adjacent Hoyle Pond Mine.

Program highlights include:

- **flat vein intersections of:**
  28.80 grams gold per tonne over 1.30 metres
  98.08 grams gold per tonne over 0.50 metres
  208.85 grams gold per tonne over 0.22 metres
  166.79 grams gold per tonne over 0.78 metres
- **subvertical vein intercepts of:**
  12.07 grams gold per tonne over 1.00 metres
  13.60 grams gold per tonne over 1.40 metres
- **deep intercepts of:**
  32.98 grams gold per tonne over 1.00 metres
  18.10 grams gold per tonne over 1.00 metres

The Company recently announced the acquisition of the adjacent and contiguous Schumacher ground to the west (see news release dated December 2, 2005), thus consolidating 1.6 kilometres of the main mine stratigraphy between the Hoyle Pond Mine to the east (current producer) and the Bell Creek Mine to the west (former producer), as well as the known westward extension of the gold bearing flat veins and northeasterly veins.

"The success in confirming the existence and abundance of new high-grade gold bearing quartz veins on the Vogel Property and the acquisition of the adjacent Schumacher Property significantly strengthens the potential to discover additional high-grade veins along 1.6 kilometres of the key mineralized horizon and could add significantly to the Company's gold resources on the Vogel/Schumacher properties" said Brian Booth, President of Lake Shore Gold.

In March 2005 the Company purchased 100% of Black Hawk Mining Inc.'s interest in the mining lease on the Vogel Property. The Vogel Property consists of one mining lease (approximately 160 acres) in Hoyle Township, within the eastern part of the Timmins Gold Camp, which straddles an 800 metre section of the favorable gold bearing stratigraphy between the Hoyle Pond and Bell Creek gold deposits. The Hoyle Pond Mine, located two kilometres to the east of the Vogel Property, has the highest head grade of all significant past and present gold producers in the Timmins Gold Camp, and the Bell Creek deposit is located 1.4 kilometres to the west of the Vogel Property.

The Vogel Property has been explored by several companies in the past and contains an historic (not National Instrument 43-101 compliant) CIM measured and indicated resource estimate of 642,999 tonnes at 12.7 grams per tonne gold and an inferred resource of 933,800 tonnes at 12.7 grams per tonne gold (Kinross Annual Report).

...more

Flat Vein Drill Program (holes V-05-03 to -11 inclusive and V-05-16)
Ten vertical holes (each less than 200 metres in length) were drilled within 60 metres of the western Property boundary, an area that has had very little exploration activity, to test for the presence of high-grade gold flat quartz/carbonate veins. Two north-south drill fences were completed with holes spaced 30 metres apart. Previous to this, flat veins had not been documented on the Property, nor had they been the focus of any previous drill program, yet they represent an important high-grade host at the adjacent Hoyle Pond Mine. The program proved successful as mineralized flat veins were intersected at 65, 90, 140, and 170 metres below surface. Their corresponding assays and elevation intercepts are reported below. Flat vein structures intersected to date range in thickness to 1.15 metres, usually carry visible gold, up to 5% pyrite, and trace amounts of sphalerite, pyrrhotite, and chalcopyrite. At the Hoyle Pond Mine, flat veins, similar to those intersected at the Vogel Property, are reported to widths in excess of 2.0 metres.. Several gold intersections are reported below from subvertical veins similar to historic V1, V2, V3 veins documented by previous operators.

Due to the success of this program, the Company is currently planning additional drilling to target flat veins elsewhere on the Vogel Property and at greater depth. This second phase program will also include a resource expansion drilling program on the current Vogel resource base.

Hole No.	Section	From (metres)	To (metres)	Length* (metres)	Gold (grams per tonne)	Zone
65 Metre Depth Flat Vein						
V-05-04	6930 E	51.75	52.65	0.90	9.42	flat
V-05-06	6930 E	68.25	69.40	1.15	4.25	flat
90 Metre Depth Flat Vein						
V-05-04	6930 E	85.55	85.90	0.35	4.80	flat
V-05-05	6930 E	89.80	90.30	**0.50**	**98.08**	flat
V-05-06	6930 E	87.70	87.92	**0.22**	**208.85**	flat
V-05-08	6930 E	101.00	101.50	0.50	6.22	flat
V-05-09	6955 E	94.00	94.50	**0.50**	**12.90**	flat
140 Metre Depth Flat Vein						
V-05-06	6930 E	131.25	131.95	0.70	2.06	flat
V-05-11	6955 E	139.25	139.60	**0.35**	**33.17**	flat
170 Metre Depth Flat Vein						
V-05-09	6955E	180.02	180.80	**0.78**	**166.79**	flat
Subvertical zones						
V-05-04	6930 E	95.00	96.50	1.50	3.15	VI
V-05-09	6955 E	113.50	114.90	1.40	3.28	V3
V-05-10	6955E	207.50	209.00	1.50	3.76	V1
V-05-11	6955E	168.85	170.00	1.15	3.58	VI
V-05-16	6955E	53.00	54.00	**1.00**	**12.07**	V5

* core widths

... more

Drill Holes V-05-12 to 15 inclusive

Four holes were drilled in the central portion of the Vogel Property to confirm a gold intercept reported by Black Hawk Mining Inc. in 1995, and to verify vein attitudes. New intercepts reported below reveal gold mineralized horizontal and subvertical quartz-carbonate veins, thus confirming that gold-bearing flat veins are present elsewhere on the Property, and have yet to be fully evaluated. These vein sets, especially where they intersect one another, will be targeted in future drill programs as in this environment and specifically at the adjacent Hoyle Pond mine, the intersection of these vein structures has proven to be a focus for wide zones of bonanza grade gold mineralization.

Hole No.	Section	From (metres)	To (metres)	Length* (metres)	Gold (grams per tonne)	Zone
V-05-12	7207 E	96.25	96.70	**0.45**	**22.50**	flat
V-05-12	7207E	102.50	103.90	**1.40**	**13.60**	V1 N
V-05-12	7207E	137.60	138.70	1.10	4.49	V4
V-05-13	7207E	114.80	116.10	**1.30**	**28.88**	V1 S -flat
V-05-13	7207 E	130.00	130.65	**0.65**	**10.23**	flat
V-05-13	7207 E	138.25	139.20	0.95	3.06	flat
V-05-13	7207E	149.00	149.55	0.55	7.36	V1 N -flat
V-05-13	7207E	150.30	151.60	1.30	5.14	flat
V-05-15	7230 E	93.50	94.00	0.50	9.64	flat
V-05-15	7230 E	104.70	106.30	1.60	3.25	flat
V-05-15	7230E	106.30	107.80	**1.50**	**13.30**	flat
V-05-15	7230E	142.10	144.00	1.90	5.00	flat

* core widths

Drill Hole V-05-18

Near the east boundary of the Vogel Property hole V-05-18 was drilled to explore for subvertical and flat veins reported to exist on the adjacent Owl Creek West Property held by the Porcupine Joint Venture and Thundermin Resources Inc. Several quartz stringers and veins with visible gold along with minor pyrite and sphalerite were intersected within 50 metres of the mafic/ultramafic volcanic contact at depths between 400 and 450 metres. Significant assays are reported below.

Hole No.	Section	From (metres)	To (metres)	Length* (metres)	Gold (grams per tonne)	Zone
V-05-18	7700E	414.5	415.2	**0.7**	**11.04**	-
V-05-18	7700E	428	430	2.00	2.97	-
V-05-18	7700E	434	435	**1.00**	**18.10**	-
V-05-18	7700E	441	442	**1.00**	**32.98**	-

* core widths

Two holes (V-05-01 and 02) explored the north mafic volcanic package in the centre of the Property and no significant gold values were intersected. Additional holes in this area will test the stratigraphy to the 350-400 metre depth and also explore for northeast trending structures as was done in a 2005 drill campaign by the Porcupine Joint Venture on their nearby Bell Creek Mine Property.

... more

A third target type exists that was not tested during the Phase 1 drill program. Northeast trending (30°-50°) relatively shallow southeast dipping veins (known to occur within the main mineralized horizon on adjacent properties) represent another exploration opportunity that the Company believes could add value to the Vogel resource.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. Pulp metallic analysis was done on all initial fire assays (30 grams sample) which were greater than 5 grams gold per tonne. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at Swastika Labs in Swastika, Ontario, an ISO9001-2000 BSI Registered laboratory. Standards and blanks are submitted every 20 samples and every twentieth sample is reanalyzed by the lab.

The above resource estimates for the Vogel Property are historic and the Company is not treating the estimates as a National Instrument 43-101 defined resource. The Company has not completed the work necessary to verify the classification of the resource and as such any historic estimates should not be relied upon.

The exploration program is being supervised by Dr. Michael J. Byron, P.Geo, the Qualified Person for the Company.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and no long-term debt.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com